

February 1, 2011

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 S. Westgate Avenue
Los Angeles, CA 90025

> **Re:** **Platinum Studios, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 24, 2011**
> **File No. 333-145871**

Dear Mr. Rosenberg:

We have reviewed your filing and have the following comment. Please respond to this letter within five business days by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed and include an updated letter from your former auditor, HJ Associates & Consultants, LLP, addressing your revised disclosure, filed as Exhibit 16 to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant